EXHIBIT 99-4

Consent of KPMG LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Suncor Energy Inc.

We consent to the use of:

●	our report dated March 21, 2024 on the consolidated financial statements of Suncor Energy Inc. (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2023 and December 31, 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively the “consolidated financial statements”), and
●	our report dated March 21, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such report(s) in the Registration Statements (No. 333-87604, 333-112234, 333-118648, 333-124415, 333-149532, 333-161021 and 333-161029) on Form S-8, and No. 333-265216 on Form F-10 of the Entity.

“KPMG LLP”

Chartered Professional Accountants

Calgary, Canada

March 21, 2024